FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2016

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

The registrant hereby incorporates all parts of this Report on Form 6-K by reference into Registration Statement no. 333-207355 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

SANTANDER UK GROUP HOLDINGS plc

STATEMENT ON THE RING-FENCING MODEL AND LEGAL ENTITY STRUCTURE

The Board of Santander UK has today approved a revised business model and legal entity structure to comply with the ring-fencing requirements in the UK.

The provisions of the Banking Reform Act must be implemented by 1st January 2019. In this context, and in light of the changeable macro environment, the Board has concluded that we can provide greater certainty for our customers with a ‘wide’ ring-fence structure, rather than the ‘narrow’ ring-fence originally envisaged. This also maintains longer term flexibility.

Under this revised model Santander UK plc, the ring-fenced bank, will serve our retail, commercial and corporate customers.

We intend to complete all necessary actions to implement ring-fencing well in advance of the legislative implementation deadline 1 January 2019, while remaining focused on ensuring minimal disruption and a smooth transition for all our customers. Implementation remains subject to regulatory and court approvals and various other authorisations.

Nathan Bostock, Chief Executive Officer, said:

“As a scale challenger and part of a major global banking group with significant operations across Europe we have more options available to us when considering how to address current and future macro challenges and opportunities.

“Our priority is to ensure that we are the best bank we can be, while serving our customers in a Simple, Personal and Fair way. The newly approved business model retains the majority of our operations within one ring-fenced bank, providing greater certainty for our customers and flexibility for the future.

“We will provide further information with our 2016 results, keeping all stakeholders updated as we transition towards our new structure.”

Notes to Editors:

1.            Abbey National Treasury Services plc will no longer constitute the non ring-fenced bank. Its activities will be revised as part of the new ring-fencing model.

About Us:

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. As at 30 June 2016, the bank serves around 14 million active customers with c. 20,000 employees and operates through 841 branches (which includes 58 university branches) and 69 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Santander is among the world’s top banks by market capitalization. Founded in 1857, Santander had EUR 1.52 trillion in managed funds, 12,500 branches and 190,000 employees at the close of June 2016. In the first half of 2016, Santander made underlying profit of EUR 3,280 million.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

 For further information please contact:

Andy Smith, Head of Media Relations                                                     Tel: +44 (0) 20 7756 4212
andy.g.smith@santander.co.uk

Bojana Flint, Head of Investor Relations                                                Tel: +44 (0) 20 7756 6474 bojana.flint@santander.co.uk

For more information:  www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 22 December 2016	By / s / Andrew Honey
(Authorized Signatory)